

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

December 4, 2007

Pu Fachun
Chief Executive Officer
American Nano Silicon Technologies, Inc.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY  10005

> **Re:     American Nano Silicon Technologies, Inc.**
> **Form 10-SB**
> **Filed November 28, 2007**
> **File No. 000-52940**

Dear Mr. Fachun:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form.  For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that the registration statement will become effective through operation of law on January 28, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Peter Zo
         American Union Securities
         100 Wall Street, 15th Floor
         New York, NY  10005